UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

B03-C-8 Menara 3A

KL, Eco City, No.3 Jalan Bangsar

59200 Kuala Lumpur

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

On October 21, 2024, Mr. Marco Baccanello resigned as the executive director of the Board of Directors (the “Board”) of VCI Global Limited (the “Company”), Mr. Fern Ellen Thomas resigned as a director of the Board and Mr. Jeremy Roberts resigned as the director of the Board and chair of the Nominating & Corporate Governance Committee, effective October 21, 2024. Mr. Baccanello, Mr. Thomas and Mr. Roberts resigned for personal reasons and have no disagreements with the Company on any matter relating to the Company’s operations, policies or practices.

On October 21, 2024, the Board appointed a new executive director, Victor Lee, effective November 1, 2024.

Mr. Lee spent the last 19 years at Franklin Templeton, a leading global asset management firm, where he held several senior roles in private equity and alternative strategies. As Managing Director, he was instrumental in developing new initiatives in alternative investments and served as a Partner at Templeton Private Equity Partners and Co-Head of Private Equity for North Asia. Throughout his career at Franklin Templeton, he played a key role in deal origination, structuring, and strategy formulation, with a focus on North Asia, Turkey, and Central Asia, leveraging an extensive network and deep industry resources.

Prior to joining Franklin Templeton in 2005, Mr. Lee worked with Mizuho Securities Asia Limited, CLSA Capital Partners, and UBS Group AG, where he focused on private equity and leveraged buyout transactions across Asia. Following his recent departure from Franklin Templeton in the latter half of 2024, he founded Novacle Ventures Ltd., a firm specializing in distressed and special situations investments globally. Additionally, Mr. Lee has been appointed Vice Chairman of the Global Investment Fund, the investment platform for the World Trade United Foundation, a United Nations consultative NGO.

Mr. Lee holds a bachelor's degree in business administration with a concentration in professional accountancy from the Chinese University of Hong Kong and is a Fellow of the Association of Chartered and Certified Accountants (ACCA), UK.

There are no family relationships between Mr. Lee and any other employees or members of the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 21, 2024	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

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